UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

STEINER LEISURE LIMITED
(Name of Issuer)

COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
(Title of Class of Securities)

P8744Y 10 2
(CUSIP Number)

LEONARD I. FLUXMAN
C/O STEINER MANAGEMENT SERVICES LLC
SUITE 200
770 SOUTH DIXIE HIGHWAY
CORAL GABLES, FLORIDA 33146

with a copy to:

ROBERT C. BOEHM
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
C/O STEINER MANAGEMENT SERVICES LLC
SUITE 200
770 SOUTH DIXIE HIGHWAY
CORAL GABLES, FLORIDA 33146
(305) 358-9002 EXT. 289

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
_________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. P8744Y 10 2	13G	Page 2 of ___ Pages
1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Leonard I. Fluxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER(*) 984,465
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 984,465
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 984,465(*)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.67%
12	TYPE OF REPORTING PERSON IN

(*) Includes 979,464 shares issuable upon exercise of currently exercisable options.

Item 1(a).    Name of Issuer:

 Steiner Leisure Limited

Item 1(b).    Address of Issuer's Principal Executive Offices:

 Suite 200
700 South Dixie Highway
Coral Gables, Florida 33146

Item 2(a).    Name of Person Filing

Leonard I. Fluxman

Item 2(b).    Address of Principal Business Office

Suite 200
700 South Dixie Highway
Coral Gables, Florida 33146

Item 2(c).    Citizenship:

 United States

Item 2(d).    Title of Class of Securities:

 Common shares, par value US$0.01 per share.

Item 2(e).    CUSIP Number:

 P8744Y 10 2

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)    ☐Broker or dealer registered under Section 15 of the Exchange Act;

(b)    ☐Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)    ☐Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)    ☐Investment company registered under Section 8 of the Investment Company Act;

(e)    ☐An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    ☐An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)    ☐A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)    ☐A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)    ☐A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)    ☐Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:

984,465 shares of common stock(1)

(b)    Percent of class:

5.67%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote

984,465

(ii)    Shared power to vote or to direct the vote

0

(iii)    Sole power to dispose or to direct the disposition of

984,465

(iv)    Shared power to dispose or to direct the disposition of

0

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.    Identification and Classification of Members of the Group.

N/A

Item 9.    Notice of Dissolution of Group.

N/A

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)   The beneficial ownership reported herein for the Reporting Person includes 979,464 shares issuable upon exercise of currently exercisable options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2003

By: /s/ LEONARD I. FLUXMAN

Leonard I. Fluxman